UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-8524

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MYERS INDUSTRIES, INC. EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MYERS INDUSTRIES, INC.

1293 S. MAIN STREET

AKRON, OHIO 44301

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants and the Compensation Committee of the

Myers Industries, Inc. Employee Stock Purchase Plan

Akron, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of assets available for benefits of the Myers Industries, Inc. Employee Stock Purchase Plan or “Plan” as of December 31, 2019 and the related statement of changes in assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2019 the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, Ltd.

We have served as the Plan’s auditor since 2019.

Cleveland, Ohio

March 30, 2020

MYERS INDUSTRIES, INC.

EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS

December 31,
2019
ASSET
Receivable from Plan sponsor	$62,738

LIABILITY
Distributions due to participants to purchase stock	62,738

Assets available for Plan benefits at end of year	$—

The accompanying notes are an integral part of these statements.

MYERS INDUSTRIES, INC.

EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended December 31,
2019
Additions to assets attributed to:
Participant contributions	$296,078

Deductions from assets attributed to:
Distributions for purchases of stock	296,078

Change in assets available for benefits	—

Assets available for Plan benefits:
Beginning	—
Ending	$—

The accompanying notes are an integral part of these statements.

MYERS INDUSTRIES, INC.

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Myers Industries, Inc. Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to th Plan Agreement and Prospectus for the Plan for a more complete description of the Plan’s provisions.

General

The shareholders of Myers Industries, Inc. (the “Company”) approved the adoption of an Employee Stock Purchase Plan effective January 1, 2019. The Plan is intended to encourage stock ownership in the Company by all employees through the purchase of shares of the Company’s common stock (“Common Stock”) through payroll deductions. The Company intends for the Plan to meet the qualification standards of Section 423 of the Internal Revenue Code of 1986, pursuant to which the Plan is not subject to taxation. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Administration

The Plan is administered by management of the Company, which was delegated the responsibility to administer the Plan by the Compensation Committee of the Board of Directors. All questions of interpretation or application of the Plan are determined by the Compensation Committee and its decisions are final, conclusive and binding upon all participants. All administrative and other costs related to the Plan are paid by the Company.

Eligibility and Participation

Any permanent employee who has been employed for at least one calendar year by the Company, or its subsidiaries who have adopted the Plan, as of the first day of an enrollment period for a particular offering period is eligible to participate in the Plan. Enrollment periods begin 45 days before an offering period and close 16 days before an offering period. Eligible employees become participants in the Plan by delivering to the Company a subscription agreement authorizing payroll deductions prior to the commencement of the applicable offering period.

Offering Dates

The Plan is implemented by one offering during each calendar quarter, each of which shall be three months in duration, with new offering periods commencing on or about January 1, April 1, July 1 and October 1 of each year. Offering periods end on the last day of each calendar quarter. The Compensation Committee has the authority to change the duration, frequency, start and end dates of the offering periods without shareholder approval.

Purchase Price

The price at which shares may be purchased in an offering under the Plan is the lessor of 85% of the closing price of the Common Stock on the first day of the offering period or 85% of the closing price  of the Common Stock on the last day of the offering period. Shares are recorded as purchased on the Purchase Date, which is the last trading day of each offering period. Once shares are settled in the subsequent period, they are distributed to each Participant’s account by the stock transfer agent.

Limitations

Participants may not make pre-tax contributions to the Plan exceeding 5% of their compensation. Additionally, Participants are prohibited from purchasing more than 250 shares during a three-month offering period or purchasing shares with an aggregate fair market value in excess of $25,000 in any calendar year.

Payroll Deductions

The purchase price of the shares to be acquired under the Plan is accumulated by payroll deductions over the offering period. A Participant may deduct up to 5% of compensation on each payroll date occuring during an offering period. During an offering period, a Particpant may not decrease or increase the rate of payroll deductions applicable to the offering period. A Participant may decrease or increase the rate of payroll deductions for future offering periods by submitting a new authorization form to the Company at least 15 days prior to the start of the next offering period. Excess accumulated payroll deductions over the amount used to purchase Common

MYERS INDUSTRIES, INC.

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Stock during an offering period that are equal to less than the purchase price of one share is added to the accumulated payroll deductions for the next offering period. Excess accumulated payroll deductions over the amount used to purchase Common Stock during an offering period that are equal to more than the purchase price of one share is returned to the Participant after the applicable Purchase Date.

Withdrawal

A participant may withdraw from an offering by giving written notice to the Company of his or her election to withdraw at least fifteen days before the Purchase Date. The accumulated payroll deductions held on behalf of the Participant will be returned to the Participant and no payroll deductions will be made during any succeeding offering period unless the Participant re-enrolls with the Plan. A Participant’s election to withdraw from an offering period will not affect the Participant’s eligibility to participate in succeeding offering periods.

Termination of Employment

Termination of a Participant’s employment for any reason, including death, disability or retirement, or a change in the Participant’s employment status following which the Participant is no longer an eligible employee, that occurs at least thirty days before the Purchase Date, results in a deemed withdrawal from the Plan and any accumulated payroll deductions will be returned to the Participant. If the Participant’s termination or change in status occurs less than thirty days before a Purchase Date, the accumulated deductions will be used to purchase shares on the Purchase Date.

Transferability

No rights or accumulated payroll deductions of an employee under the Plan may be pledged, assigned, transferred or otherwise disposed of in any way for any reason, other than on account of death. Any attempt to do so shall be without effect.

Amendment and Termination of the Plan

The Compensation Committee may, in its sole discretion, amend, suspend, or terminate the Plan at any time and for any reason. If any offering period is terminated before its scheduled expiration, all accumulated deductions that have not been used to purchase Common Stock will be returned to the Partcipants.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Evaluation of Subsequent Events

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2019, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements. Based on this evaluation, other than as recorded or disclosed within the financial statements and related notes, the Plan has determined that there were no additional events that were required to be recognized or disclosed.

NOTE 3. FEDERAL INCOME TAX STATUS

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Code. Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. The Company believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require the Company to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities.

MYERS INDUSTRIES, INC.

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2019, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

NOTE 4. RELATED PARTY TRANSACTIONS

Related party transactions include purchases of Myers Industries, Inc. common stock.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered were based on customary and reasonable rates for such services. In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-in-interest transactions.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MYERS INDUSTRIES, INC. EMPLOYEE STOCK PURCHASE PLAN

Date: March 30, 2020	By:	/s/ Kevin L. Brackman
Kevin L. Brackman
Executive Vice President and Chief Financial Officer